SCHEDULE TO-T/A/ 13E-3/A
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)
Navtech, Inc.
(Name of Subject Company (issuer))

NV Holdings, Inc. (as offeror)

Cambridge Information Group II LLC
Externalis S.A.
ABRY Investment Partnership, L.P.
ABRY Mezzanine Partners L.P.
Andrew M. Snyder
John Hunt
Francoise Macq
Michael Jakobowski
(as Members of a Group)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, par value $0.001 per share
(Title of Class of Securities)

63935Q100
(CUSIP Number of Class of Securities)

Larisa Avner Trainor
Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814 USA
Phone: +1 301-961-6747

With a copy to:

Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Phone: +1-212-859-8875

Calculation of Filing Fee

Transaction valuation*                                                                Amount of filing fee
$10,950,812.50                                                                                $336.19
   ________________________________________________________________
   * For purposes of calculating the filing fee only.  This amount assumes the purchase of 4,380,325 Units of the subject company at $2.50 in cash per Unit.  The amount of the filing fee, equals 0.00003070 of the transaction valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $336.19

Form or Registration No.: Schedule TO/13E-3

Filing Party: NV Holdings, Inc.

Date Filed: October 9, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[x] going-private transaction subject to Rule 13e-3.

[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/ 13E-3 (the “Statement”), originally filed with the Securities and Exchange Commission, as amended (the “SEC”) on October 24, 2007, by NV Holdings, Inc., Cambridge Information Group II LLC, a Maryland limited liability company, Externalis S.A., a company formed under the laws of Belgium, ABRY Investment Partnership, L.P., a Delaware limited partnership, ABRY Mezzanine Partners L.P., Andrew M. Snyder, John Hunt, Françoise Macq and Michael Jakobowski relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Navtech, Inc., a Delaware corporation (“Navtech” or the “Company”), at a purchase price of $2.50 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

A.           Amendments to the Statement

Item 4 of the Statement and Item 11 of the Schedule TO are amended and supplemented by adding the following at the end thereof:

“The subsequent offering period of the Offer terminated at 5:00 p.m., New York City time, on November 27, 2007 as a result of the Merger.  According to Continental Stock Transfer & Trust Company, the depositary for the Offer, as of such time, an aggregate of approximately 1,437,719 Shares were validly tendered and not withdrawn, representing approximately 32.81% of the outstanding Shares. The Purchaser accepted for payment all tendered Shares.  Payment for Shares accepted for payment is expected to be made promptly.

On November 28, 2007, the Sponsors announced in a press release that the subsequent offering period had had terminated as a result of the Merger.  Pursuant to the Merger, each outstanding Share (other than the shares we own) has been converted into the right to receive $2.50 per Share without interest (which is the same as the Offer Price in this Offer to Purchase) as of the date of the Merger.  Appraisal rights shall be available to the shareholders of the Company pursuant to Section 262 of the DGCL.  See Section 13—“The Offer— Certain Legal Matters; Required Regulatory Approvals” for more information.  The full text of the press release issued by the Sponsors is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

"(a)(10) Press Release issued on November 28, 2007."

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NV HOLDINGS, INC.

/s/ Larisa Avner Trainor
______________________
By: Larisa Avner Trainor
Title: Authorized Representative

CAMBRIDGE INFORMATION GROUP II, LLC

/s/ Larisa Avner Trainor
______________________
By: Larisa Avner Trainor
Title: Vice President and Assistant Secretary

EXTERNALIS S.A.

/s/ Francoise Macq
______________________
By: Francoise Macq
Title: Chief Financial Officer

ABRY MEZZANINE PARTNERS, L.P.
By: ABRY Mezzanine Investors, L.P., its General Partner

/s/ John Hunt
______________________
By: John Hunt
Title: Authorized Representative

ABRY INVESTMENT PARTNERSHIP, L.P.
By: ABRY Investment GP, L.P., its general partner

/s/ John Hunt
______________________
By: John Hunt
Title: Authorized Representative

/s/ Andrew M. Snyder
_______________________
Andrew M. Snyder

/s/ Francoise Macq
_______________________
Francoise Macq

/s/ John Hunt
_______________________
John Hunt

/s/ Michael Jakobowski
_______________________
Michael Jakobowski